FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated April 13, 2005 (“3 Hong Kong and RIM Introduce BlackBerry Built-In for the Siemens SK65 Handset")

News Release dated April 13, 2005 (“EarthLink Wireless Introduces BlackBerry 7250 with Bluetooth Support")

Page No 1 1

Document 1

April 13, 2005

FOR IMMEDIATE RELEASE

3 Hong Kong and RIM Introduce BlackBerry Built-In for the Siemens SK65 Handset

Hong Kong and Waterloo, ON -3 Hong Kong has introduced the Siemens SK65 handset with BlackBerry Built-In™ technology developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM). The Siemens SK65 features BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications.

3 Hong Kong’s customers will be able to benefit from a full BlackBerry® experience with ‘always-on’, push-based access to email and calendar on the stylish Siemens SK65. The Siemens SK65 will be able to connect to BlackBerry services via both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

Ideal for mobile professionals, the Siemens SK65 features a large color screen, a full-size keyboard (37 illuminated keys) which is revealed by twisting open the phone, up to 25 MB internal storage space free for managing large amounts of data, Bluetooth® wireless connectivity and tri-band functionality.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, end-to-end, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino, and many popular ISP email accounts) from a single device.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
Research In Motion Investor Relations
1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 13, 2005

FOR IMMEDIATE RELEASE

EarthLink Wireless Introduces BlackBerry 7250 with Bluetooth Support

Atlanta and Waterloo, ON —EarthLink Wireless, a branded service operated by SK-EarthLink, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the introduction of the Bluetooth-enabled BlackBerry 7250 Wireless Handheld™. This powerful and versatile offering, built on the BlackBerry® platform combines support for phone, email, Internet, intranet, text messaging, and organizer applications in a single, integrated device that enables users to perform multiple tasks on the go.

EarthLink Wireless’ offering also includes exclusive features and services, such as award-winning customer service and EarthLink’s spam and virus blocking technology, which blocks virtually 100% of unwanted email messages before they reach the wireless handheld.

“The BlackBerry 7250 with enhanced memory and Bluetooth is just what our communications-savvy customers have been clamoring for,” said Brent Cobb, Executive Vice President of Strategy & Business Development at SK-EarthLink. “The combination of this market-leading BlackBerry handheld, fast, reliable wireless email, Internet and phone service, as well as EarthLink’s exclusive protection suite of spam and virus blocking services, represents an unmatched suite of services.”

The new BlackBerry 7250™ now supports Bluetooth for wireless hands-free voice calling with a wireless headset or car kit. Its small, convenient shape encompasses an easy-to-use, back-lit QWERTY keyboard as well as a sharp, back-lit color screen that supports over 65,000 colors and user-selectable font sizes. The BlackBerry 7250 sports 32 MB of flash memory and 4 MB SRAM. This powerful device can also integrate with the new BlackBerry Enterprise Server™ v4.0 which provides enhanced wireless synchronization, attachment viewing and IT management capabilities. “The BlackBerry 7250 is a brilliantly engineered wireless device that optimizes form, function and performance for mobile professionals that want to stay connected and productive while away from the office,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are delighted that EarthLink Wireless continues to expand upon its suite of products and services with the introduction of the BlackBerry 7250.” The BlackBerry 7250 from EarthLink Wireless offers users the proven and popular, push-based, BlackBerry wireless email capabilities; a high-quality cell phone with integrated microphone and earpiece; Internet access with a full featured HTML browser; attachment viewing, which allows users to read Microsoft Office, PDF, JPEG, TIFF, PNG, BMP and GIF attachments; Bluetooth capabilities with support for hands-free voice communications; an organizer to manage calendar, contacts and tasks and synchronize with your PC; text messaging; advanced security; and optimized wireless and battery performance.

For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

EarthLink Wireless offers a range of affordable pricing plans, which include unlimited data and free night and weekend calling as standard, starting at $39.95 per month. For an additional $39.95 per month, customers get 500 anytime minutes.  Customers can also keep their existing mobile numbers when they switch their current service to EarthLink Wireless and can rely on support from a dedicated BlackBerry®–trained support team. Available today, the BlackBerry 7250 operates on a CDMA2000 1x wireless networks in North America. For more information or to sign up, visit www.earthlink.net/wireless or call 1-800-EARTHLINK.

About EarthLink Wireless

EarthLink Wireless is a branded service line of newly established SK-EarthLink, a joint venture between industry leaders SK Telecom (NYSE: SKM) and EarthLink (NASDAQ: ELNK). This new wireless company is dedicated to bringing the next generation of high speed mobile communications, business and entertainment to a wireless world. For more information, visit www.sk-earthlink.com or call 1-888-304-2773.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Brooke Hammerling
For EarthLink Wireless
+1 (415) 596-5428
brooke.hammerling@zenogroup.com

Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Relations Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 13, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller